Final Term Sheet
Filed pursuant to Rule 433
Dated November 10, 2009
Relating to
Prospectus Supplement dated November 10, 2009 to
Registration Statement No. 333-162982
$400,000,000 1.75% Notes due 2012

Issuer:	Praxair, Inc.
Principal Amount:	$400,000,000
CUSIP / ISIN:	74005PAW4 / US74005PAW41
Title of Securities:	1.75% Notes due 2012
Trade Date:	November 10, 2009
Original Issue Date (Settlement Date):	November 16, 2009
Maturity Date:	November 15, 2012
Benchmark Treasury:	1.375% due October 15, 2012
Benchmark Treasury Price and Yield:	100-02 1/4 and 1.350%
Spread to Benchmark Treasury:	50 basis points
Yield to Maturity:	1.85%
Interest Rate:	1.75% per annum
Public Offering Price (Issue Price):	99.710% of the Principal Amount thereof
Interest Payment Dates:	Semi-annually in arrears on each May 15 and November 15, commencing May 15, 2010
Redemption Provision:	Make-whole call at the Adjusted Treasury Rate plus 15 basis points
Joint Bookrunners:	Banc of America Securities LLC and Deutsche Bank Securities Inc.
Co-Managers:	Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, HSBC Securities (USA) Inc., Mitsubishi UFJ Securities (USA), Inc., RBS Securities Inc., Santander Investment Securities Inc.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll free at 1-800-294-1322 or Deutsche Bank Securities Inc. toll free at 1-800-503-4611.
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